

Mail Stop 3561

September 3, 2015

Via E-mail
Stephanie L. Pugliese
President and Chief Executive Officer
Duluth Holdings Inc.
343 Oyster Point Blvd., Suite 100
South San Francisco, CA 94080

> **Re: Duluth Holdings Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 24, 2015**
> **CIK No. 1501989**

Dear Ms. Pugliese:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover page

2.   We note the extensive textual paragraphs contained in the artwork on the inside cover page of the prospectus. Text in this context should only be used to the extent necessary

to explain the visuals in the artwork. Please revise. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

Industry and Market Data

3.   We note your statement that the information could prove to be inaccurate and the qualifying language in the last two sentences. Please remove such statements, as they imply that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

4.   Please clarify whether the industry data used in the prospectus was commissioned by you for use in connection with the registration statement. We note the statement that data was prepared for you by IRI. To the extent it was commissioned by you for use in connection with the registration statement please provide appropriate consents as required by Section 7(a)(1) of the Securities Act.

Use of Proceeds, page 51

5.   Please clarify the proceeds you plan to use for your business plans as discussed on page 45 and elsewhere in your prospectus and further specify the amount of proceeds that are allocated to each use.

6.   We note the broad discretion to change the use of proceeds in the future as discussed in this section. Please revise to clearly address the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis…, page 44

7.   Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis, given your business plans. Your discussion should disclose the funds necessary to achieve your business plans given the timing of such plans. We note the disclosure in the last paragraph on page 18 that it takes a significant amount of cash to open a new retail store and your disclosure on page 45 regarding opening up to seven additional stores. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We also note your cash position as disclosed on your May 3, 2015 balance sheet.

Certain Relationships and Related Party Transactions, page 85

8.   Please disclose for each lease agreement the aggregate amount of all periodic payments or installments due on or after the beginning of the registrant's last fiscal year. See Instruction 3(a) to Item 404(a) of Regulation S-K.

Principal Stockholders, page 88

9.   Please include the shares held in the Descendant's Trust in the beneficial ownership of Mr. Schlecht or advise.

10.   We note your disclosure in this section is provided as of May 3, 2015. Please provide this disclosure as of the most recent practicable date. Update disclosure throughout the prospectus as needed, such as the employees discussion on page 71.

Description of Capital Stock, page 90

11.   You disclose that you plan to implement a stock split of your Class A and Class B common stock that will occur prior to the completion of this offering. Please tell us the exact timing of this stock split (e.g., at or prior to the effective date, at the closing of the offering, etc.) and how you plan to reflect it in the historical financial statements or pro forma financial information included in the registration statements. Please note that generally you may give retroactive effect to the stock split in the historical financial statements and other financial data if the split occurs at or prior to the effective date of the offering. If the stock split occurs after the effective date, you may only reflect it in pro forma information.

Financial Statements
Consolidated Balance Sheets, page F-3

12.   Please tell us whether you plan to provide a pro forma equity balance of zero on the face of the balance sheet giving effect to the conversion from an "S" corporation to a "C" corporation. Significant equity transactions involving related parties or that will reduce one or more of the equity balances are typically given pro forma effect on the face of the historical financial statements.

Note B – Summary of Significant Accounting Policies, page F-11
12. Revenue Recognition, page F-13

13.   Please tell us how you determine that sales have been received by customers for direct sales.

Note C – Lines of Credit, page F-16

14.   We note you present "Pending Line of Credit Draw" and "Long-Term Line of Credit" in the amounts of $4,056,611 and $1,963,145 respectively at May 3, 2015. Please explain the basis for these classifications.

Note M – Variable Interest Entities, page F-24

15.   Provide us with an analysis of the variable and voting interest consolidation models in ASC 810 and the facts and circumstances that support the present accounting treatment including the May 21, 2014 transactions with the two Schlecht entities and the deconsolidation of Schlecht Enterprises LLC. Explain also why you do not consolidate Schlecht Port Washington LLC. Please be detailed in your response and support your conclusions with the appropriate accounting guidance.

Undertakings, page II-2

16.   Please include the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel, and Mining

cc: Dennis F. Connolly, Esq.
        Godfrey & Kahn, S.C.